NEWMARKET GOLD FLAGSHIP FOSTERVILLE GOLD MINE POURS ITS ONE MILLIONTH OUNCE

Vancouver, B.C. – February 2, 2016 – Newmarket Gold (“Newmarket” or the “Company”)(TSX: NMI)(OTCQX:NMKTF) is pleased to announce that the Company’s flagship Fosterville Gold Mine, the largest producing gold mine in Victoria, Australia, poured its one millionth ounce of gold on January 7, 2016. This important milestone represents over 11 years of continuous operations since mining commenced in 2004 and gold first poured in April of 2005.

Mr. Douglas Forster, President and Chief Executive Officer, Newmarket Gold commented: “Fosterville’s one millionth ounce of safe and sustainable production represents an important milestone for the mine and its entire team of dedicated employees. In its first one million ounces of production, Fosterville has logged more than 8 million man hours, processed 8.4 million tonnes of ore and accomplished world class recovery using a BIOX treatment system, all while maintaining an excellent safety record. With the commitment from all its employees, Fosterville will continue to deliver remarkable performance as it works towards producing its next million ounces. ”

The millionth ounce is a significant achievement for Fosterville, surpassing the reserve estimated in the initial feasibility study, which included deepening three existing pits into the sulphide ore zone and the development of the underground mine currently in operation. A significant resource base, ongoing drilling success and a recent new high-grade visible gold discovery, all bode well for the future of ongoing strong gold production at Fosterville.

Mr. Ian Holland, General Manager, Fosterville Gold Mine, commented: “The key to Fosterville’s success has been our strong culture focused on best-in-class safety practices, sustainable environmental solutions and significant investment in our local community. I’d like to thank and acknowledge the outstanding contribution from current and previous employees and stakeholders. Fosterville remains Victoria’s largest and foremost gold producer with fantastic upside potential from our recent geological discoveries within the Lower Phoenix area, including the exciting Eagle Fault.”

About Fosterville Gold Mine

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The current mining and treatment operations are the latest phase in an already historic mining region. Previous mining eras include the late 1890’s, when 47,000 ounces were produced and 1991 to 2001 where open cut mining and heap leaching produced 240,000 ounces.

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The reserve estimated in the 2003 initial feasibility study included deepening three existing pits into the sulphide ore zone and commencement of the present day underground mine. Commissioning of a modern gold processing plant which included bacterial oxidation (“BIOX”) was undertaken in 2005. In 2009, to further boost recoveries, a unique heated leach plant was built.

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Today, Fosterville continues to produce extremely high-grade gold results, often containing visible gold, both in drill core and underground mine faces. Currently, the Lower Phoenix system is one area that is a major source of ore at Fosterville.

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During 2015, underground drilling programs, using four underground diamond drills, focused on the definition and exploration of multiple near mine underground gold targets including the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and Eagle Faults. The high- grade, visible gold Eagle Fault zone was discovered in early 2015. The Eagle zone currently contributes to Fosterville’s production profile and continues to be explored, as Eagle remains open at depth.

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Fosterville’s modern sulphide treatment plant is one of the world’s leading BIOX systems and has achieved record recoveries. Fosterville recorded an all-time high recovery level of 89.7% at the end of the third quarter of 2015. To further improve recoveries, Fosterville has installed a new gravity circuit which is expected to become operational during Q2 2016.

•	By the end of 2015, Fosterville set new annual records across its operations including record gold production of 123,095 ounces, record grade of 6.11 g/t and record recovery of 88.5%.

•	Looking ahead to 2016, Fosterville is expected to produce between 110,000 – 120,000 ounces of gold with operating cash costs per ounce sold between US$500 - $575.

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this news release.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
T: 416.847.1847
E: llepore@newmarketgoldinc.com
www.newmarketgoldinc.com

Ryan King
VP, Corporate Communications
Newmarket Gold, Inc.
T: 604.559.8040
E: rking@newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating free cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Non-IFRS Disclosure

The Company believes that investors use certain non-IFRS measures as indicators to assess gold mining companies, specifically Operating Cash Costs per Ounce and All-In Sustaining Cash Costs per Ounce. In the gold mining industry, these are common performance measures but do not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Operating Cash Costs per Ounce of Gold are calculated by deducting silver sales revenue as a by-product from operating expenses per the consolidated statement of operations, then dividing by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation, share-based payments and rehabilitation costs.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.